Algoma Steel Inc.

Annual Information Form

Dated May 1, 2003

Unless otherwise stated, all dollar amounts referred to in this Annual Information Form are in Canadian currency.

Description of Business

Algoma Steel Inc. (“Algoma” or the “Company”) is an integrated steel producer located in Sault Ste. Marie, Ontario and is Canada’s third largest integrated steel producer, accounting for approximately 14% of Canadian raw steel production.  From its location in Sault Ste. Marie, Ontario, at the hub of three Great Lakes, the Company is well positioned to access the extensive steel markets within a 400-mile radius of its plant.  In 2002, the Company produced approximately 2.4 million tons of raw steel and shipped approximately 2.1 million tons of finished products.  Algoma’s principal product is sheet that represents 85% of Algoma’s annual shipments, with plate products accounting for the balance.  The principal markets for Algoma’s products are steel service centres, the automotive industry, steel fabricators and manufacturers.  Virtually all of Algoma’s production is sold in Canada and the United States, with approximately 21% of its steel sales to customers in the United States in 2002.

The registered and principal office of Algoma is located at 105 West Street, Sault Ste. Marie, Ontario, P6A  7B4.

Incorporation

Algoma was incorporated under the laws of the Province of Ontario by Articles of Arrangement (the “Arrangement”) dated June 1, 1992.  Pursuant to the Arrangement, Algoma acquired all of the assets and assumed certain liabilities of its predecessor company, The Algoma Steel Corporation, Limited, that conducted a business originally established in 1901.  On January 29, 2002, the Company’s articles were further revised pursuant to a Plan of Arrangement and Reorganization (the “Reorganization”).

Corporate Structure

The following chart details the intercorporate relationships between Algoma and its principal subsidiary companies and their jurisdiction of incorporation or organization as at December 31, 2002.  Both subsidiaries are presently inactive.

Development of the Business

       In 1997, the Company completed construction of its Direct Strip Production Complex (“DSPC”) which converts liquid steel into hot-rolled coils using a thin slab caster linked to a hot strip mill.  The facility was designed to reduce production costs, increase capacity, improve quality and provide an expanded product range.  Ramp-up of this facility has taken longer than planned.  In 2002, the DSPC rolled 1.4 million tons, close to the original planned production level of 1.6 million tons annually.  The facility has a rated annual capacity of 2.0 million tons and a key objective is the continued increase in production levels until the design capability is realized.  Year over year quality improvements have been consistently achieved at the DSPC and continued in 2002.  Production and sales of lighter gauges and higher strength steels have increased and further growth is planned in those areas.

In late 2000, the Company completed, at a cost of $23 million, the installation of a new Ladle Metallurgy Furnace (“LMF”) to increase steelmaking output and improve quality.  The new LMF contributed to improved productivity and quality enhancements in 2002.

On April 23, 2001, the Company filed for court protection under the Companies’ Creditors Arrangement Act (“CCAA”) to allow for the development of a restructuring plan.  The CCAA filing was necessitated by the exhaustion of available liquidity and eroding support from suppliers and creditors.  Additional financing was negotiated with the existing banking syndicate to provide the capital to fund estimated cash requirements through a restructuring period.

The CCAA filing was the result of several factors but particularly due to high levels of imported steel at dumped prices which disrupted steel markets in Canada and the U.S.  In addition, the Company had a high level of long-term debt due to the construction of the DSPC.  The slow ramp-up of the DSPC increased start-up costs and delayed the realization of benefits.

       Intensive discussions and negotiations among the major stakeholders continued during the months following the CCAA filing culminating in the Reorganization that was implemented on January 29, 2002.  The Reorganization restructured the Company’s long-term debt and equity interests.  In addition, a new agreement was reached with the existing banking syndicate providing additional liquidity.  The new agreement included a $50 million term loan and a revolving credit facility totaling $180 million with availability subject to a borrowing base calculation.  Effective December 1, 2002, the Company’s lenders agreed to an amendment reducing loan pricing for both the revolving credit facility and the term loan and improving availability on the revolving credit facility.  These banking arrangements run to December 30, 2003.

The Reorganization also resulted in reductions in labour and interest costs.  The lower labour costs were due primarily to new collective agreements, which expire in July 2004, and new pension arrangements.  The labour cost savings included reductions to wages, benefits and manning levels.  The interest cost on the restructured long-term debt declined to U.S. $14 million annually from the previous annual cost of approximately U.S. $43 million.  Interest on the new long-term debt accrues but is not payable until December 31, 2003 at the earliest (see Long-Term Debt on page 11).

The pension arrangements involving the Province of Ontario, pensioners and employees avoided significant increases in pension funding which otherwise would have occurred.  The Company’s liability for future pension indexing has essentially been eliminated and other unfunded pension liabilities were substantially reduced.

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), completed an agreement with Cleveland Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration.  As part of this arrangement, the Company has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore.

The reline of the #7 Blast Furnace was originally scheduled for 2002.  Its last reline took place in 1995.  However, detailed studies have concluded that the 2002 reline could be pushed back to 2005.  The Company established a work plan identifying the necessary repairs and upgrades to achieve this extension.  Part of this work plan required the furnace stack refractory to be replenished in worn areas.  This was completed in October 2002 during which time the furnace was shut down to “gun the stack” using computer-controlled robotic equipment.  The gunning process was executed successfully on schedule, however the time required to return the blast furnace to full production required five days longer than planned.  The Company will continue to monitor the condition of the furnace and assess the timing of its reline, including the pursuit of any opportunity to extend the reline beyond 2005. The estimated cost of the reline is approximately $120 million.

A strategic review of the Company’s assets was completed in 2002.  Efforts will continue toward capitalizing on the competitive advantages found in the capability of Algoma’s production facilities.  The DSPC’s ability to produce high-quality, high-strength sheet at light gauges, the capacity to produce heat-treated plate and the capability of the 106” Hot Strip Mill to produce wide coils are areas for Algoma to continue to build a more profitable order book.

The Company intends to continue efforts commenced in 2002 to initiate an accountability based culture and optimize its organizational structure.

The Company will investigate strategic alliances or partnering initiatives that can provide profitable growth, reduce costs and enhance revenue.

Business of Algoma

North American Steel Industry

Total raw steel production in North America was 135 million tons in 2002, up 5 million tons from the 2001 production level.  The United States, Canada and Mexico accounted for 75%, 13% and 12% respectively.  Canada has been a net importer of steel since 1997 and a net exporter in the six years prior to 1997.  The majority of Canadian export production has historically been sold in the United States.  The purchase and sale of North American steel is customarily based on prevailing prices in the U.S. market denominated in U.S. dollars.  Accordingly, a key factor in the relative competitive position of Canadian and U.S. producers is the Canadian/U.S. dollar exchange rate.

The Company currently accounts for approximately 14% of the steel produced in Canada.  Demand for steel in Canada is distributed across a number of processors, manufacturers and end-users, with the automotive industry being the largest overall end-user of steel in Canada.  The largest direct purchaser of steel is the service centre segment that acts as a product supplier to a number of end-users, primarily in the fabricating, manufacturing and automotive sectors.

The steel industry is cyclical in nature as indicated in the following table that sets out summary data with respect to steel shipments and consumption in Canada.

Year ended December 31,	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
(thousand of net tons)

Total shipments from
Canadian producers	16,605	15,657	16,446	16,482	15,496	15,981	15,576	14,699	14,778	14,675

Exports	6,136	5,063	5,531	5,234	5,207	5,253	5,304	5,108	4,871	5,414

Imports	6,959	6,132	8,710	6,748	7,425	6,291	3,972	4,082	4,288	2,635

Apparent steel consumption	17,428	16,726	19,625	17,996	17,714	17,019	14,244	13,673	14,195	11,896

Products and Markets

The Company has streamlined operations over the last several years to focus on two principal product lines – sheet and plate.

Sheet

The Company produces sheet that is sold as hot-rolled coils, cut-to-length product, cold-rolled coils and first-stage blanks.  In 2002, sheet represented approximately 85% of the Company’s shipments.  In 2002, 1.4 million tons were produced on the DSPC which has the capability to produce hot-rolled sheet in thicknesses from .040” to .625” and in widths from 31” to 63”.

The major end-users of sheet products are the automotive industry, welded pipe manufacturers, hollow structural product manufacturers and the light manufacturing and transportation industries.

Plate

Algoma’s plate products consist of various carbon-manganese high-strength, low-alloy grades that are produced in either the as-rolled, normalized or quenched and tempered form.  Plate widths vary from 32” to 152” and in thicknesses from 0.188” up to and including 2.75”.

The major end-user of plate is the fabrication industry in either the construction or manufacture of railcars, buildings, bridges, off-highway equipment, storage tanks, ships and large diameter pipelines.

Revenue by Major Product Line

In 2002, approximately 78% of the Company’s steel sales were made in Canada, approximately 21% in the United States and the balance mainly in Mexico.  Total steel revenue for each of the Company’s major product lines for the last five years was as follows:

Year ended December 31,	2002	2001	2000	1999	1998
(millions of $)	$	$	$	$	$
North America
Sheet	873	659	806	725	602
Plate	205	229	236	259	296
Structural Products	-	-	-	32	112
Seamless Tubular Products	-	-	12	35	140
	1,078	888	1,054	1,051	1,150
United States included above (principally sheet products)	239	109	126	126	116
Mexico included above (principally plate products)	7	13	8	10	13

The distribution of total steel shipments by principal market for each of the last five years was as follows:

Total North American Finished Steel Shipments by Major Markets

Year ended December 31,	2002		2001		2000		1999		1998
(thousands of net tons)	Tons	%	Tons	%	Tons	%	Tons	%	Tons	%

Steel service centres (1)	1,247	58	1,118	58	952	47	1,044	50	829	42
Automotive including transportation	377	18	410	21	505	25	477	23	426	21
Fabricating and manufacturing	140	7	171	9	233	12	259	12	286	14
Pipe and seamless tubular product
manufacturing	372	17	224	12	315	16	298	14	370	19
Oil and gas exploration	-	-	2	-	11	-	10	1	76	4
Total	2,136	100	1,925	100	2,016	100	2,088	100	1,987	100

(1)

Management believes that the Company’s shipments to service centres were predominantly resold to the automotive and the fabricating and manufacturing sectors.

Competition

The North American steel industry is a cyclical business that is subject to intense competition among producers with respect to price, service and quality.

The steelmaking business is also capital intensive and significant capital expenditures are required to achieve and maintain competitive levels of capacity, cost, productivity and product quality.

Offshore producers can be a significant competitive factor for the Company.  Many offshore steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced by political and economic policy considerations and not merely by the objective of profit maximization.  As a result, many offshore producers may continue to ship steel products into the North American market even in times of relatively low steel prices and narrow profit margins, thereby exacerbating adverse market conditions.

Competition in the North American steel industry has intensified as a result of the restructuring of certain integrated steel producers under applicable bankruptcy laws.  Following these reorganizations, these companies generally have lower costs and have become more effective competitors.

Integrated steel producers have lost market share to mini-mills in recent years.  Mini-mills are efficient, low-cost producers that produce steel from scrap in electric arc furnaces, have lower environmental compliance costs, target regional markets and typically employ non-union workers.  The relative competitive position of mini-mills against integrated producers is influenced significantly by scrap prices, which represent a significant production cost for mini-mills.  During industry downturns, scrap prices have historically declined which improved the competitive position of mini-mills.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets.  Therefore, a significant increase in the value of the Canadian dollar could reduce the advantages the Company obtains from its low-cost position in hot-rolled sheet.  A strong Canadian dollar relative to the U.S. dollar also improves the competitive position of U.S. producers exporting to Canada.  The impact of changes in the value of the Canadian dollar relative to other currencies may also have a significant effect on the degree of competition from producers outside North America.  The negative effect of a stronger Canadian dollar on Algoma is partially mitigated by the purchase of the majority of raw materials in U.S. dollars and interest on the long-term debt that is denominated in U.S. funds.

The Company’s competitive position is affected by transportation costs to customers that are higher than those of other Canadian producers which results in lower net selling prices. However, closer proximity to raw material sources results in lower costs to transport raw materials to Sault Ste. Marie in comparison to the other major Canadian steel producers.

Marketing Initiatives

Distributors represent the predominant customer segment for the Company, which tends to be more price and volume sensitive to prevailing economic conditions.  The Company is focused on leveraging various competitive attributes of its process and product technologies in strategic market segments in order to improve market and customer segmentation.  The Company is also pursuing DSPC development projects to advance the applications of Algoma products with customers and targeting product development to respond to application design factors, including technical developments in hot-rolled sheet relating to light-gauge and higher strength properties.

Prime North American Sheet Revenue by Market Sector

Year ended December 31,	2002	2001	2000	1999	1998
	%	%	%	%	%
Service centres	52	48	45	41	28
Automotive	24	34	31	35	40
Welded tubular	21	15	20	20	26
Manufacturing and fabrication	3	3	4	4	6

Total	100	100	100	100	100

Trade

Steel imports into Canada increased in 2002 to 40% of the apparent Canadian consumption, up from 37% in 2001.  The percentage of imports at 40% has been exceeded in only two other years, 44% in 2000 and 42% in 1998. In the United States, imports made up 26% of the 2002 apparent consumption, up from 24% of the apparent consumption in 2001.

With safeguard remedies in place in the United States against imports of many steel products (under Section 201 of the Trade Act of 1974), the Canadian Steel industry requested a similar safeguard investigation by the Government of Canada.  The industry’s concern was that restrictions on the global importation of steel into the U.S. would result in this steel being diverted to Canada.

The Government of Canada commenced a safeguard investigation into the importation of nine categories of steel products into Canada.  After a public hearing in June before the Canadian International Trade Tribunal (“CITT”), an injury determination was made against imports of plate and cold-rolled sheet and three other products not produced by Algoma.  It was determined that these products were being imported into Canada in such increased quantities and under such conditions as to be a principal cause of serious injury to domestic producers of like or directly competitive goods.  At the same time, the CITT announced that the imports of hot-rolled sheet and three other products were not being imported into Canada in such increased quantities and under such conditions as to be a principal cause of serious injury or threat thereof to domestic producers of like or directly competitive goods.

The remedy phase of the safeguard investigation was completed on August 19, 2002.

The CITT announced to the Government of Canada their remedy recommendations relating to the Canadian Steel Safeguard investigation.  Tariff Rate Quotas were recommended for two of the product categories produced by Algoma, discrete plate and cold-rolled sheet.   For the first year of the remedy, the “in-quota” volume of discrete plate was recommended at 334,000 metric tons with 25% surtax applicable above that volume.  For cold-rolled sheet, the “in-quota” volume was recommended at 360,000 metric tons with 15% surtax above that volume.

The Government of Canada has not yet announced the implementation of a remedy.

After a hearing which took place in November, the CITT announced in early January 2003 its decision regarding the expiry of an anti-dumping order covering imports of certain hot-rolled carbon steel plate originating in or exported from Mexico, the People’s Republic of China, the Republic of South Africa and the Russian Federation.   The order was continued against all of the countries except for Mexico where the order was rescinded.

Steelmaking Facilities

The Company is an integrated steelmaker in that it produces coke from coal, converts iron ore to iron, iron to liquid steel and produces finished and semi-finished steel products.  The Company’s production facilities include three coke batteries, two blast furnaces (one currently idle), one basic oxygen steelmaking shop, continuous casting facilities and rolling and finishing mills.  To facilitate a further understanding of the Company’s strategic response to technological changes in the steel industry, the following diagram illustrates the Company’s existing steelmaking process.

Physical Configuration

(Annual capacities in parentheses)

(1)

The #6 blast furnace is currently idle.  This blast furnace is used for short-term backup during relines of #7 blast furnace.

(2)

Steelmaking shop capacity of 3.1 million tons is limited to capability of 2.9 million tons due to limitations on hot metal supply from ironmaking.

(3)

The existing hot strip and plate mill can be used to produce either sheet or plate subject to market conditions.  The casting and rolling mill capacity exceeds ironmaking and steelmaking capacity by a substantial margin.  The 106” strip mill will be focused primarily on sheet sizes and grades not supported by the DSPC.  In a 65% strip and 35% plate operation, the complex can produce 1.3 million tons of strip and 0.3 million tons of plate annually.  In 2002, the complex operated at 69% capacity producing a total of 1.1 million tons of sheet and plate product.

Raw Materials and Energy

Iron Ore

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”) completed an agreement with Cleveland Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration.  As part of this arrangement, the Company has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore.  The arrangement permits Algoma to avoid certain risks associated with mine ownership and provides greater certainty in respect of future iron ore costs.  If Algoma defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and Algoma.  These assumed liabilities could include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

Coal

       Algoma obtains its coal requirements through a supplier-owned consignment inventory.  The agreement with this supplier, that was to end in June 2003, has been renegotiated and extended to March 31, 2006.

Other Raw Materials

The Company purchases limestone, alloys and other raw materials for its manufacturing operation.  The Company generates most of its scrap requirements internally and purchases any additional scrap as required.

Energy

During the first half of 2002, natural gas was purchased on a spot basis.  In the second half of the year, fixed contracts were in place for 70% of Algoma’s monthly requirements.  The fixed contract pricing was below spot market pricing for the majority of the contract period.

In the first four months of 2002, Algoma obtained electricity through a local utility company.  Effective May 1, 2002, the Ontario electric power market was deregulated.  Since the market deregulated, Algoma has purchased electricity both on a fixed and spot basis.  For the last eight months of 2002, Algoma had fixed price contracts representing approximately 65% of its average monthly electricity purchases.  The fixed contract pricing was below spot market pricing for the majority of the contract period.

Oxygen is supplied by Praxair Canada Inc. through a 15-year agreement that commenced July 1, 2000.

Environment

The Company’s environmental policy is to conduct its business in a manner that ensures it acts reasonably and responsibly with respect to the protection of the environment.  Where appropriate, the Company has made responsibility for the environment a part of employee duties.  The Company incurs substantial costs in implementing its environmental programs and providing appropriate environmental training.

Algoma aggressively continued to make environmental improvements throughout the year, resulting in record environmental performance levels.  Algoma has completed the second year of a five-year Voluntary Environmental Management Agreement with Environment Canada and the Ministry of Environment and Energy.  This voluntary initiative focuses on reducing coke oven emissions and the disposal of PCB and mercury wastes.  Algoma is committed to the Agreement in its entirety and to date has fulfilled its requirements.

The integrated steel industry has been associated with environmental releases of polycyclic aromatic hydrocarbons (“PAH”) and benzene resulting from the Cokemaking operations.  Algoma has focused on addressing these substances and has significantly reduced the environmental releases for both of them to the point where the PAH releases are currently meeting the 2015 release targets for the industry.

Another key issue during the year was the implementation of the ISO 14001 Environmental Management System into Algoma’s operations, a process that will continue in 2003.  The Company’s Quality Blanks International facility acquired ISO 14001 registration in 2002, and the remainder of our facilities will achieve this registration in 2003.  This successful implementation has resulted from the integration of the Environmental Management System with the Company’s existing Quality Management System.

Employees

The Company employed approximately 3,400 people as at December 31, 2002 of which 98% are unionized and represented by two Locals of the United Steelworkers of America (“USWA”).

Effective January 29, 2002, the Company entered into new Collective Bargaining Agreements with the two USWA Locals running to July 31, 2004.  The new Collective Agreements include a number of cost reduction measures including:

-

wage reductions initially at 15% and gradually returning to pre-agreement levels on December 1, 2003;

-

reduced vacation entitlements;

-

reduced pension benefits;

-

a commitment to reduce the workforce by 350; and

-

a Retiree Transition Program under which eligible employees retire and return to work for a period of one to three years at 80% of the regular wage rate.

Under the Collective Agreements, payments of $10 million are to be distributed among employees in June 2004 and June 2005 if certain conditions are met.  Pursuant to the Reorganization, the employees received four million of the Company’s new common shares.

The governance provisions in favour of employees contained in the Company‘s Articles since 1992 were eliminated on the Reorganization.  Under the new Collective Agreements, the USWA has the right to nominate three Directors to Algoma’s Board of Directors.  During the term of the Collective Agreements, the Company has agreed that it will not permanently close the 106”/166” Mill or decide not to proceed with the #7 Blast Furnace reline if two of the three USWA-appointed Directors have opposed any such action at the Board of Directors.

The Joint Steering Committee and Departmental Steering Committee structures, established in previous Collective Agreements, continue.  These structures provide for a joint approach to a number of business processes and objectives and to improving productivity and reducing costs.

Debt Instruments

Banking Facilities

On January 29, 2002, the Company entered into an Amended and Restated Loan Agreement (“Agreement”).  The Agreement expires on December 30, 2003 and provides the Company with a revolving credit facility (“Revolving Facility”) and a term loan (“Term Facility”).  Effective December 1, 2002, certain amendments were made to the Agreement affecting pricing and availability (“Amendments”).  The Revolving Facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Company’s accounts receivable, inventories and a loan guarantee provided by the Government of Canada (“Loan Guarantee”), less certain reserves. Under the Amendments, the calculation of the borrowing base was changed by deleting the Loan Guarantee from the calculation and reducing the amount of the reserves with the size of the reserves fluctuating with the financial performance of the Company.

Long–Term Debt

On January 29, 2002, as part of the Reorganization, the First Mortgage Notes were cancelled.  In exchange for the First Mortgage Notes, the holders received U.S. $125 million in 11% Notes due in 2009, U.S. $62.5 million in 1% convertible Notes due in 2030 and 15 million new common shares.

The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008.  A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity.  Interest for 2002 and the first half of 2003 is to be accrued and paid on December 31, 2003.  Interest for the second half of 2003 will accrue and be paid on June 30, 2004.  After 2003, interest will be paid semi-annually on June 30 and December 31 of each year.  Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described above are repaid or refinanced.  The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility, and a second charge on other assets.

The collateral, interest accrual and payment terms of the 1% convertible Notes are identical to the 11% Notes.  The 1% Notes are convertible into common shares at the holders’ option at a conversion price per share of $10 (“Conversion Price”).  After December 31, 2002, the Company may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days or at any time after December 31, 2009.  For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60.

Legal Proceedings

The 2001 results include a gain of $19 million related to cash received on the demutualization of a former insurance provider.  In late 2002 and in 2003, the United Steelworkers of America (“USWA”) raised with the Corporation the matter of entitlement to these demutualization proceeds and dividends paid under the policies.  The Corporation is firmly of the view, and has advised the USWA accordingly, that the Corporation is entitled to the entire proceeds and dividends and that any claim to the contrary would be unlikely to succeed.

Selected Consolidated Financial Information

The consolidated financial information presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is derived from the Company’s audited annual Financial Statements and its unaudited interim Quarterly Reports to Shareholders.

Three Year

	Eleven Months Ended December 31 2002	One Month Ended January 31 2002	Years Ended December 31 2001 2000
			------restated (1)-----------
(millions of $ except for per share data)	$	$	$	$
Income Statement Data:
Sales	1,031	83	912	1,106
Net income (loss)	43	(26)	(363)	(73)

Net income (loss) per common share: basic	1.89	(0.49)	(6.77)	(1.37)
diluted	1.42	(0.49)	(6.77)	(1.37)
Balance Sheet Data:
Total assets	1,132	1,041	1,228	1,415
Long-term liabilities:
Long-term debt	201	234	2	496
Pensions and post-employment benefits	311	310	435	428
Other	17	9	-	-

The Company has not paid any dividends on its common shares and does not presently anticipate paying any such dividends in the foreseeable future.  In addition, certain of the Company’s debt instruments substantially restrict the payment of dividends.

Quarterly

				Basic	Diluted
			Net Income	Net Income	Net Income
		Sales	(Loss)	(Loss) Per Share	(Loss) Per Share

(millions of $ except for per share data)		$	$	$	$

2002	4th quarter	273	(3)	(0.14)	(0.14)
	3rd quarter	313	29	1.20	0.96
	2nd quarter	287	21	1.03	0.72
	1st quarter- Feb./Mar.	158	(4)	(0.23)	(0.23)
	1st quarter- Jan.	83	(26)	(0.49)	(0.49)

2001(1)	4th quarter	212	(117)	(2.18)	(2.18)
	3rd quarter	242	(62)	(1.15)	(1.15)
	2nd quarter	231	(47)	(0.89)	(0.89)
	1st quarter	227	(137)	(2.55)	(2.55)

Notes:

(1)

Effective January 1, 2002, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to foreign currency translation.  The 2001 and 2000 results have been restated to reflect this change.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The following information is incorporated herein by reference:

•

Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 12 to 24 inclusive of the Company’s 2002 Annual Report; and

•

Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 1 and 2 of the Company’s 2003 First Quarter Report to Shareholders.

Directors and Officers

The following are the names and municipalities of residence of the current Directors and their offices and principal occupations.   Directors are elected to serve until the next Annual Meeting of Shareholders.

Directors' Name	Director Since

Benjamin Duster (5)	January 29, 2002
Atlanta, Georgia

Chairman of the Board of the Company; Head of Financial Restructuring, Masson &
Company, LLC, 2001-present; Managing Director, Mergers and Acquisitions,
Wachovia Securities, 1997-2001.

John Kallio (2)	October 29, 1996
Sault Ste. Marie, Ontario

Union Department Steering Committee Co-Chair - Plate & Strip, 2002-present;
Loader - Plate and Strip Finishing, 1999-2002; and Union Co-Chair - Tubular
Business Unit, 1994-1999 - all positions at the Company.

Patrick Lavelle (1) (2) (4)	January 29, 2002
Toronto, Ontario

Corporate Director; and Chairman and CEO, Patrick J. Lavelle and Associates, a
strategic management consulting firm.

James Lawson (3) (4)
Oakville, Ontario	January 29, 2002

Partner, Torys LLP, 2001-present; Senior Vice President - Corporate Development and General Counsel, XO Communications Canada Inc., 2000-2001; and Partner,
Davies Ward & Beck, 1989-2000.

Charles Masson (1) (3) (4) (5)	February 28, 2002
New York, New York

Partner, Masson & Company, LLC, 1998-present; President McCloud Partners,
1993-1998.

Murray Nott (1) (4) (5)	June 1, 1992
Sault Ste. Marie, Ontario

Metallurgical Specialist - Quality Engineering, Algoma Steel Inc.

Doug Olthuis (1) (2) (3)	January 29, 2002
Sault Ste. Marie, Ontario

United Steelworkers of America - Area Co-ordinator for Northwestern Ontario,
1998-present.

Denis Turcotte	October 4, 2002
Sault Ste. Marie, Ontario

President and CEO of the Company, September, 2002 - present;
President - Paper Group/Executive Vice President Corporate Development and
Strategy, Tembec Inc., 1999-2002; President and CEO - Spruce Falls - 1997-1999.

(1)

Member of the Audit Committee.

(2)

Member of the Health, Safety and Environment Committee.

(3)

Member of the Human Resources Committee and Compensation Committee.

(4)

Member of the Corporate Governance Committee.

(5)

Member of the Strategic Planning Committee.

Algoma does not have an Executive Committee.

Officers’ Name	Office and Principal Occupation
Benjamin Duster Atlanta, Georgia	Chairman of the Board, February 2002-present; Head of Financial Restructuring, Masson & Company, LLC, 2001-present; Managing Director, Mergers & Acquisitions, Wachovia Securities, 1997-2001.
Denis Turcotte Sault Ste. Marie, Ontario

President and Chief Executive Officer, September 2002-present;
President, Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002;
President and Chief Executive Officer, Spruce Falls, 1997-1999.

Stephen Boniferro Sault Ste. Marie, Ontario	Vice President, Human Resources, July 1998-present.
Paul C. Finley Sault Ste. Marie, Ontario	Vice President, Business Development and Corporate Secretary, November 2002-present; General Counsel and Corporate Secretary of the Company, 1992-2002.
Glen P. Manchester Sault Ste. Marie, Ontario

Vice President, Finance and Chief Financial Officer, May 2003-present;
Vice President, Commercial of the Company, June 2002-April 2003;
Vice President, Finance and Administration of the Company, 2001-2002;
Vice President and General Manager, Flat Rolled Business of the Company, 1999-2001;
Vice President, Finance and Administration of the Company, 1998-1999.

Armando Plastino Sault Ste. Marie, Ontario

Vice President, Operations, March 2002-present;
General Manager, Flat Roll Operations of the Company, November 1999-2002;

Director, Sheet Business of the Company, May-November 1999;
Director, Plate Business of the Company, June 1998-May 1999;
Manager, Rolling Mills Division of the Company, December 1997-June 1998.

As at the date hereof, the Directors and senior officers of Algoma as a group beneficially owned directly and indirectly less than 1% of the common shares of Algoma.

Market for Securities

The common shares of Algoma are listed for trading on the Toronto Stock Exchange under the trading symbol AGA.

Additional Information

Copies of the following documents may be obtained upon request from the Secretary of the Company, 105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, telephone (705) 945-2788:

(i)

this Annual Information Form;

(ii)

the 2002 Annual Report of Algoma;

(iii)

the Management Information Circular of Algoma dated March 28, 2003;

(iv)

interim financial statements of Algoma for any period subsequent to December 31, 2002; and

(v)

any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus filed in respect of a distribution of securities of Algoma.

A copy of each of these documents may be obtained by any person without charge when securities of Algoma are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus.  At any other time, the documents referred to in (i) to (iv) above may be obtained by security holders of Algoma without charge and by any other person upon payment of a reasonable charge.

Additional information, including Directors’ and officers’ remuneration and their indebtedness, principal holders of securities and options to purchase securities, is contained in the Management Information Circular dated

March 28, 2003 and additional financial information is provided in the 2002 Consolidated Financial Statements set forth in the 2002 Annual Report of Algoma